02 JUL 11 AM 12:21

ThoughtShare Communications Inc.

02042516

July 3, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: ThoughtShare Communications Inc.
12g3-2(b) Exemption #82-2442

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated June 25, 2002; and
2. BC Form 53-901F dated June 28, 2002.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
per:

Marilyn Wong, Corporate Secretary

dlw 7/12

www.thoughtshare.com

400 - 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

02 JUL 11 AM 10:21

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (June 25, 2002) – The Company is pleased to announce that it has entered into a non-brokered private placement of up to 2,500,000 units at a price of $0.10 per unit for proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for an additional share of the Company at a price of $0.12 for a term of 12 months.

The proceeds will be used primarily to develop the current customer relationships the Company has acquired as a result of the purchase of the e Media-IT Solutions Inc.'s software, BioBase OS, implement a reseller agreement in the USA and to develop additional Business Development opportunities for The Company in the life sciences market.

About ThoughtShare Communications

ThoughtShare is a provider of software technologies that help people and organizations build, package and retain knowledge. ThoughtShare's primary product offering, Thoughtscape ™, is a tool targeting high-growth markets whose core business is centered on information and knowledge. Using Thoughtscape, knowledge can be built for specific purposes, and then quickly and easily integrated into workflows and business processes, in order to innovate, adapt, deliver on strategic objectives and achieve results.

Most recently, ThoughtShare is in the process of acquiring the intellectual property, ongoing sales relationships and core employees of eMedia-IT Solutions Inc. (specifically BioBase OS) that provides it with a vertical application for knowledge construction and retention in the biotechnology sector.

ThoughtShare Communications Inc. is a Vancouver-based public company that trades on the TSX Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

June 25, 2002

3. **Press Release**

Issued on June 25, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into a non-brokered private placement of up to 2,500,000 units at a price of $0.10 per unit for proceeds of $250,000.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1
tel. (604) 873-8724

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 28th day of June, 2002.

THOUGHTSHARE COMMUNCATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (June 25, 2002) – The Company is pleased to announce that it has entered into a non-brokered private placement of up to 2,500,000 units at a price of $0.10 per unit for proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for an additional share of the Company at a price of $0.12 for a term of 12 months.

The proceeds will be used primarily to develop the current customer relationships the Company has acquired as a result of the purchase of the e Media-IT Solutions Inc.'s software, BioBase OS, implement a reseller agreement in the USA and to develop additional Business Development opportunities for The Company in the life sciences market.

About ThoughtShare Communications

ThoughtShare is a provider of software technologies that help people and organizations build, package and retain knowledge. ThoughtShare's primary product offering, Thoughtscape ™, is a tool targeting high-growth markets whose core business is centered on information and knowledge. Using Thoughtscape, knowledge can be built for specific purposes, and then quickly and easily integrated into workflows and business processes, in order to innovate, adapt, deliver on strategic objectives and achieve results.

Most recently, ThoughtShare is in the process of acquiring the intellectual property, ongoing sales relationships and core employees of eMedia-IT Solutions Inc. (specifically BioBase OS) that provides it with a vertical application for knowledge construction and retention in the biotechnology sector.

ThoughtShare Communications Inc. is a Vancouver-based public company that trades on the TSX Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President